Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229


02002735

FILE NO: 82-3806

RWJ/AL

31st October 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, C.C. 20549
USA


U.S. POST OFFICE DELAYED
RECEIVED
22 2002
364

Dear Sirs,

RENTOKIL INITIAL plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Copies enclosed for period 5th April to 31st October 2001.

dw 2/1

5. Listing particulars or circulars to be distributed to shareholders in connection with certain major acquisitions, dispositions, or changes in capital structure of the company and certain extra-ordinary transactions requiring shareholders approval.

5. Nothing to Report.

6. Notice of all shareholders' meetings, together with proxy form permitting a shareholder to vote by proxy at such meetings, and notice to the London Stock Exchange of meetings of the board of directors relating to declaration of dividends and announcement of profit and loss statements.

6. Nothing to Report.

7. Notices filed with Registrar of Companies in England and Wales Relating to (a) increase in share Capital, (b) change in Directors and/or Secretary, (c) change in accounting Reference date (fiscal year), (d) change in registered office, (e) charges and (f) changes to Memorandum and Articles of Association.

7. (a) to (f) Nothing to report.

8. Information to be published (generally) by press (release) and/or filed with the London Stock Exchange as to (a) material Acquisitions, investments, or dispositions (b) material changes in the scope of the company's business activities, (c) changes in the company's directors or principal officers, (d) decisions regarding dividends (e) announcements of preliminary financial information, (f) notifications to the company of beneficial ownership of more than three percent (3%) of outstanding voting stock, (g) notifications of certain transactions by directors and connected persons involving the company's securities, (h) information filed regarding directors,

8. (a) to (i) Nothing to report. (j) A copy of a press release dated 18th October 2001 announcing that Standard and Poor have assigned to Rentokil Initial a BBB+long-term credit rating with stable outlook. A copy of a press release dated 31st October 2001 that Rentokil Initial announces the issue of £250 million of 7 year bonds.

(i) declarations of dividends, and (j) certain other significant business developments.

If you have any questions or require any additional information, please contact me by telephone (collect) on 011-441342-833022.

Yours faithfully,



R Ward-Jones
Company Secretary

SCHEDULE 5



London STOCK EXCHANGE

SCHEDULE 5

BLOCK LISTING SIX-MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London EC2N 1HP

AVS No.
468086

Please ensure the entries on this return are typed

1. Name of Company:	RENTOKIL INITIAL plc
2. Name of Scheme:	RENTOKIL INITIAL DISCRETIONARY SHARE OPTION SCHEME
3. Period of return:	From 5th April 2001 To 31st October 2001
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	1,295,815 ordinary shares of 1p each
5. Number of shares issued/allotted under scheme during period:	Nil ordinary shares of 1p each
6. Balance under scheme not yet issued/allotted at end of period:	1,295,815 ordinary shares of 1p each
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	RA/Rentokil Initial Plc/C00006-0002 1,300,000 ordinary shares of 1p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records. Shares now in issue **1,965,431,985**

Contact for queries:

Name: Aileen Linacre

Telephone: 01342 833022

Address: Rentokil Initial plc
Felcourt
East Grinstead
West Sussex RH19 2JY

Person making return:

Name: R Ward-Jones

Position: Company Secretary

Signature:



London STOCK EXCHANGE

SCHEDULE 5

BLOCK LISTING SIX-MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London EC2N 1HP

AVS No.
813931

Please ensure the entries on this return are typed

1. Name of Company:	RENTOKIL INITIAL plc
2. Name of Scheme:	RENTOKIL SHARE OPTION SCHEME FOR KEY EXECUTIVES
3. Period of return:	From 5th April 2001 To 31st October 2001
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	2,932,643 ordinary shares of 1p each
5. Number of shares issued/allotted under scheme during period:	580,002 ordinary shares of 1p each
6. Balance under scheme not yet issued/allotted at end of period:	2,352,641 ordinary shares of 1p each
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	RA/Rentokil Initial plc/00002 – 00003 5,000,000 ordinary shares of 1p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records. Shares now in issue **1,965,431,985**

Contact for queries:

Name: Aileen Linacre

Telephone: 01342 833022

Address: Rentokil Initial plc
Felcourt
East Grinstead
West Sussex RH19 2JY

Person making return:

Name: R Ward-Jones

Position: Company Secretary

Signature:

SCHEDULE 5



London STOCK EXCHANGE

SCHEDULE 5

BLOCK LISTING SIX-MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London EC2N 1HP

AVS No.
284550

Please ensure the entries on this return are typed

1. Name of Company:	RENTOKIL INITIAL plc
2. Name of Scheme:	RENTOKIL INITIAL APPROVED DISCRETIONARY SHARE OPTION SCHEME
3. Period of return:	From 5th April 2001 To 31st October 2001
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	1,300,000 ordinary shares of 1p each
5. Number of shares issued/allotted under scheme during period:	Nil
6. Balance under scheme not yet issued/allotted at end of period:	1,300,000
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	RA/Rentokil Initial Plc/C00006-0002 1,300,000 ordinary shares of 1p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records. Shares now in issue **1,965,431,985**

Contact for queries:

Name: Aileen Linacre

Telephone: 01342 833022

Address: Rentokil Initial plc
Felcourt
East Grinstead
West Sussex RH19 2JY

Person making return:

Name: R Ward-Jones

Position: Company Secretary

Signature:

SCHEDULE 5



London STOCK EXCHANGE

SCHEDULE 5

BLOCK LISTING SIX-MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London EC2N 1HP

AVS No.
567493

Please ensure the entries on this return are typed

1. Name of Company:	RENTOKIL INITIAL plc
2. Name of Scheme:	RENTOKIL SHARE OPTION SCHEME FOR KEY OVERSEAS EXECUTIVES
3. Period of return:	From 5th April 2001 To 31st October 2001
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	8,428,850 ordinary shares of 1p each
5. Number of shares issued/allotted under scheme during period:	718,300 ordinary shares of 1p each
6. Balance under scheme not yet issued/allotted at end of period	7,710,550 ordinary shares of 1p each
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	RA/Rentokil Initial plc/00001-0001 10,000,000 ordinary shares of 1p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records. Shares now in issue **1,965,431,985**

Contact for queries:

Name: Aileen Linacre

Telephone: 01342 833022

Address: Rentokil Initial plc
Felcourt
East Grinstead
West Sussex RH19 2JY

Person making return:

Name: R Ward-Jones

Position: Company Secretary

Signature

SCHEDULE 5



London STOCK EXCHANGE

SCHEDULE 5

BLOCK LISTING SIX-MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London EC2N 1HP

AVS No.

513084

Please ensure the entries on this return are typed

1. Name of Company:	RENTOKIL INITIAL plc
2. Name of Scheme:	RENTOKIL SHARE OPTION SCHEME FOR KEY UK EXECUTIVES
3. Period of return:	From 5th April 2001 To 31st October 2001
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	11,361,161 ordinary shares of 1p each
5. Number of shares issued/allotted under scheme during period:	582,870 ordinary shares of 1p each
6. Balance under scheme not yet issued/allotted at end of period:	10,778,291 ordinary shares of 1p each
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	A/3603/1996 12,000,000 ordinary shares of 1p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records. Shares now in issue **1,965,431,985**

Contact for queries:

Name: Aileen Linacre

Telephone: 01342 833022

Address: Rentokil Initial plc
Felcourt
East Grinstead
West Sussex RH19 2JY

Person making return:

Name: R Ward-Jones

Position Company Secretary

Signature:



Announcement Details

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Issue of Debt
Released	14:06 31 Oct 2001
RNS Number	4228M

Full Announcement Text

RENTOKIL INITIAL plc

Rentokil Initial plc announces the issue of £250 million of 7 year bonds. The annual coupon on the bonds has been set at 6.125%. The bonds will be repayable at par on 19 November 2008.

The bonds will be issued under a Euro Medium Term Note Programme which is in the process of being established. Application is being made for bonds issued under the programme to be admitted to the Official List of the Financial Services Authority and to be admitted to trading on the London Stock Exchange.

The net proceeds of the bond issue will be used for general corporate purposes as part of the company's refinancing programme.

END

END

Announcement Details

Company	Rentokil Initial PLC
TIDM	RTO
Headline	CREDIT RATING
Released	10:33 18 Oct 2001
RNS Number	7960L

Full Announcement Text

RENTOKIL INITIAL plc

Rentokil Initial plc announces that Standard and Poor's has today assigned it a BBB+ long-term credit rating with stable outlook.

This forms part of the company's plan to establish a Euro medium-term note programme.

END

END
